James A. Beer                 Executive Vice President and Chief Financial Officer

Via EDGAR Submission

July 21, 2017

Mr. Craig Arakawa

Accountant Branch Chief

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McKesson Corporation

Form 10-K for the Fiscal Year Ended March 31, 2017

Filed May 22, 2017

File No. 001-13252

Dear Mr. Arakawa:

On behalf of McKesson Corporation (the “Company”), I would like to acknowledge receipt of a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 17, 2017.

While we have already begun to compile the information necessary to frame our response, we do not believe that the initial ten (10) business day deadline specified in your letter will provide sufficient time for us to properly consider and respond to the Staff’s comments. Therefore, we will have a response to you on or before August 18, 2017. The additional time is necessary in order to adequately consult with our internal and external subject matter experts.

We look forward to discussing these matters with you and trust that the foregoing is satisfactory. Please contact me at (415) 983-8882 as soon as possible if for any reason that is not the case. Thank you very much for your cooperation.

Sincerely,

/s/ James A. Beer

James A. Beer

Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission

Linda Cvrkel, U.S. Securities and Exchange Commission

John H. Hammergren, McKesson Corporation

Lori A. Schechter, McKesson Corporation

Erin M. Lampert, McKesson Corporation

McKesson Corporation

One Post Street

San Francisco, CA 94104

www.mckesson.com